                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 033-55377


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO THE PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 20, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 2, 1995)

                                1,500,000 SHARES

                                [LONE STAR LOGO]
                                  COMMON STOCK
                            ------------------------

     We are a cement and ready-mixed concrete company. All of the shares of common stock offered hereby are being offered by certain of our stockholders. The U.S. underwriters will offer 1,200,000 shares in the United States and Canada and the international managers will offer 300,000 shares outside the United States and Canada. We will not receive any of the proceeds from the sale of the common stock by our stockholders. Concurrently with the closing of the offering, we will purchase from one of the selling stockholders 135,000 of our warrants to purchase an equivalent number of shares of common stock at a price
per warrant of $       .

     Our common stock is listed on the New York Stock Exchange under the symbol "LCE." The last reported sale price for the common stock on November 19, 1998 was $78 3/8 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                                                                  PER SHARE             TOTAL
                                                                  ---------             -----
     Public Offering Price..................................          $                   $

     Underwriting Discount..................................          $                   $

     Proceeds, before expenses, to the selling
      stockholders..........................................          $                   $

     The U.S. underwriters may also purchase from the selling stockholders up to an additional 180,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. The international managers may similarly purchase up to an aggregate of 45,000 additional shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the shares of common stock will be ready for delivery in New
York, New York on or about             , 1998.
                            ------------------------

MERRILL LYNCH & CO.
                 CREDIT SUISSE FIRST BOSTON
                                  WARBURG DILLON READ LLC
                                               SCOTT & STRINGFELLOW, INC.
                            ------------------------

            The date of this prospectus supplement is        , 1998.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-3
Where You Can Find More Information.........................   S-4
Incorporation of Information We File with the SEC...........   S-4
Recent Developments.........................................   S-5
The Company.................................................   S-6
Price Range of Common Stock and Dividends...................   S-9
Capitalization..............................................  S-10
Selected Consolidated Financial Data........................  S-11
Selling Stockholders........................................  S-12
Underwriting................................................  S-13
Legal Matters...............................................  S-15
Experts.....................................................  S-15

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus (collectively, the "Prospectus"), and the documents incorporated herein by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things:

     - changes in general economic conditions (such as interest rate changes);

     - changes in economic conditions specific to any one or more of our markets (such as the strength of local real estate markets and the availability of public funds for construction);

     - adverse weather;

     - unexpected operational difficulties;

     - difficulties related to building and starting operation of plant improvements and similar capital expenditure projects;

     - changes in governmental and public policy including increased environmental regulation;

     - the outcome of pending and future litigation;

     - the successful negotiation of labor contracts;

     - unforeseen operational difficulties and financial losses due to year 2000 computer problems; and

     - the continued availability of financing in the amounts, at the times and on the terms required to support our future business.

     Words such as "expect", "anticipate", "intend", "plan", "believe", "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in the Prospectus may not occur.
                            ------------------------

     You should rely only on the information contained in the Prospectus and the documents incorporated herein by reference. We have not, and the underwriters have not, authorized any other person to provide you different information. If anyone provides you different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

        - incorporated documents are considered part of the Prospectus;

        - we can disclose important information to you by referring you to those documents; and

        - information that we file with the SEC will automatically update and supersede the Prospectus.

     We are incorporating by reference the documents listed below which were filed with the SEC under the Exchange Act:

        - Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10K-A, including the portions of our proxy statement, dated March 30, 1998, incorporated by reference in such reports;

        - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

        - Registration Statement on Form 8-A, dated March 17, 1994, as amended by Forms 8-A, dated April 6, 1994 and April 28, 1994; and

        - Registration Statement on Form 8-A, dated November 17, 1994.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of the Prospectus but before the end of the offering:

        - Reports filed under Sections 13(a) and (c) of the Exchange Act;

        - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

        - Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

                                          Lone Star Industries, Inc.
                                          Attn: James W. Langham, Esq.
                                          Vice President, General Counsel and
                                          Secretary
                                          300 First Stamford Place
                                          P.O. Box 120014
                                          Stamford, CT 06912-0014
                                          Tel: (203) 969-8600

                              RECENT DEVELOPMENTS

     On November 19, 1998, we declared a two-for-one stock split (the "Stock Split"), payable on December 28, 1998, to holders of our common stock, par value $1.00 per share (the "Common Stock"), of record on December 14, 1998. We intend to maintain our $.05 per share quarterly cash dividend, and as a result double our total quarterly dividend payment. The record date for our fourth quarter cash dividend is December 1, 1998. Since this date precedes the date of the Stock Split, our fourth quarter dividend will be paid only on pre-split Common Stock. Purchasers of Common Stock in this offering will not receive our fourth quarter cash dividend. The Common Stock will be quoted "ex-distribution" by the New York Stock Exchange for the Stock Split on December 29, 1998. Unless otherwise indicated, the information in the Prospectus does not reflect the Stock Split.

     We recently announced a planned 600,000 short ton rated annual production capacity increase at our Greencastle, Indiana cement plant which will convert to a semi-dry manufacturing technology. This project is expected to come on line in the first half of 2000 and is expected to cost approximately $75.0 million, $45.0 million of which is expected to be spent in 1999. Also, our 25% joint venture recently announced an expansion of its Kosmosdale, Kentucky cement plant by as much as 700,000 short tons of rated annual production capacity at an estimated total cost of approximately $93.0 million. The joint venture plans to finance this expansion from its internal cash flow from operations and additional capital contributions from the partners. This project is expected to come on line during the year 2000.

                                  THE COMPANY
BUSINESS

     We are a cement and ready-mixed concrete company with operations in the midwestern and southern United States. We are the seventh largest domestic producer of cement based on 1997 production capacity, with five wholly-owned portland cement plants and one wholly-owned slag cement grinding facility. We also own a 25% interest in Kosmos Cement Company ("Kosmos"), a joint venture with a major independent domestic cement producer. In 1997, our five portland cement plants produced approximately 3.9 million short tons of cement, Kosmos produced 1.3 million short tons of cement and our slag cement grinding facility produced 190,000 short tons of slag cement. From January 1, 1995 to December 31, 1997, our net sales and net income grew at an average compound annual rate of 5.2% and 35.2%, respectively. For the twelve months ended September 30, 1998, we had net sales of approximately $339.8 million and net income of approximately $75.5 million.

     Cement Operations. Our operations consist principally of the production of Type I portland cement, the most commonly used cement in the U.S., at our five portland cement plants and the distribution of cement through our 15 owned or leased distribution terminals. Additionally, our integrated distribution system includes 19 barges and approximately 400 rail cars, which we feel give us a competitive advantage by, among other things, lowering transportation costs. All of our five portland cement plants are fully integrated from limestone mining through final cement production and have estimated limestone reserves ranging from 30 to 100 years. Our portland cement plants are located in Missouri, Indiana, Oklahoma, Illinois and Texas. We also have a facility in New Orleans, Louisiana that produces slag cement, a by-product of iron blast furnaces, which is utilized as an alternative to portland cement in certain circumstances. Also, Kosmos owns and operates one portland cement plant in Kentucky and one in Pennsylvania.

     The following table sets forth certain information regarding our portland and slag cement plants and their markets.

                               SHORT TONS
                                OF RATED
                                 ANNUAL
                                 CEMENT
PLANT LOCATION                  CAPACITY          PROCESS            PRINCIPAL MARKET AREAS
--------------               --------------       -------            ----------------------
                             (IN THOUSANDS)
PORTLAND CEMENT
Cape Girardeau, Missouri...      1,300        Dry/Precalciner  E. Missouri; Central and N.E.
                                                               Arkansas; Mississippi; S.
                                                               Louisiana; N. Alabama; Tennessee;
                                                               N.W. Kentucky; S.W. Illinois
Greencastle, Indiana.......        750*            Wet*        Indianapolis and other areas of
                                                               Indiana; S.E. Illinois; N. Central
                                                               Kentucky
Pryor, Oklahoma............        725              Dry        W. Arkansas; Oklahoma; Dallas,
                                                               Texas; Kansas; W. Missouri
Oglesby, Illinois..........        600              Dry        Chicago and other areas of Northern
                                                               and Central Illinois; S. Wisconsin
Maryneal, Texas............        520         Dry/Preheater   W. Texas; Dallas, Texas

Kosmos Cement Company:
  Kosmosdale, Kentucky.....        875**       Dry/Preheater   Kentucky; S. Indiana; S. Ohio; W.
                                                               Virginia
  Pittsburgh,
  Pennsylvania.............        400              Wet        W. Pennsylvania; W. Virginia; E.
                                                               Ohio
SLAG CEMENT
New Orleans, Louisiana.....        600           Grinding      S. Alabama; S.W. Georgia; Kansas
                                                 Facility      City, Kansas; S.W. Louisiana;
                                                               Mississippi; Dallas and Houston
                                                               Texas; Florida Panhandle

---------------

 * Capital projects have been announced to increase the rated production capacity of this plant by 600,000 short tons to 1.350 million short tons. Upon completion of this project, the plant will convert to a semi-dry manufacturing technology.

** Capital projects have been announced to increase the rated production capacity of this plant by 700,000 short tons to 1.575 million short tons.

     Ready-Mixed Concrete Operations. Our ready-mixed concrete operations are located in the Memphis, Tennessee area. Much of the cement used in these operations comes from our Cape Girardeau, Missouri plant and is transported via the Mississippi River. This vertical integration has enabled us to become a major supplier of ready-mixed concrete to Memphis and the surrounding market. We do not currently plan to enter the ready-mixed business in other markets.

STRATEGY

     In order to meet the continued strong demand for cement in the current economic environment and grow earnings, we continue to implement the following business strategy:

     Concentrate on Core Cement Business. Our strategic plan is to concentrate on the manufacture, distribution and sale of cement and cementitious materials throughout the midwestern and southwestern sections of the country. In addition, we have been expanding within existing and into new markets in the Southeast with slag cement and blended products. Cement comprised approximately 93.6% of our net sales for the nine-month period ended September 30, 1998. We believe that focusing on our core cement business enhances our competitive position and productivity.

     Selectively Expand and Improve Operations. We seek to increase capacity and improve operating efficiencies both in the ordinary course of business and through prudent capital expenditures where we believe we can realize attractive returns. Our capital expenditures program is designed to increase production capacity, storage capacity and production efficiencies at existing locations, as well as to add terminals, rail cars and barges in order to increase and improve our distribution system. From January 1, 1997 to September 30, 1998, we have invested an aggregate of $82.0 million in capital projects. Completed and planned projects include:

     - In 1997, and through September 30, 1998, we invested $18.4 million in our New Orleans facility to, among other things, nearly triple slag cement capacity to 600,000 short tons, install a state-of-the-art ship and barge unloading system and build a new distribution terminal near Atlanta, Georgia.

     - In 1998, we completed a $12.5 million capital project at our Cape Girardeau, Missouri plant, increasing rated annual production capacity by approximately 100,000 short tons.

     - Our 1999 capital spending program includes a 600,000 short ton rated annual production capacity increase at our Greencastle, Indiana cement plant which will convert to a semi-dry manufacturing technology. This project is expected to come on line in the first half of 2000 and is expected to cost approximately $75.0 million, $45.0 million of which is expected to be spent in 1999.

     - Our joint venture has announced an expansion of its Kosmosdale, Kentucky cement plant by as much as 700,000 short tons of rated annual production capacity at an estimated total cost of approximately $93.0 million. Kosmos plans to fund this expansion from its internal cash flow from operations and additional capital contributions from the partners. This project is expected to come on line during the year 2000.

     At the end of 2000, the above planned expansions are expected to increase our total rated annual portland cement production capacity, including our portion of the joint venture, by 21.3%, or 875,000 short tons, over 1997 levels.

     In addition, we continue to evaluate entering new markets either through acquisitions of existing facilities or new construction.

     Continue to Minimize Operating, Corporate and Distribution Costs. We seek to maximize utilization of our assets while minimizing production, corporate overhead and transportation costs. In addition, at certain facilities we utilize alternative fuels to lower fuel expenses, a major cost of production.

     Utilize Flexible Distribution Systems. Our cement plants use established distribution channels to enhance our competitive position. We maintain a network of strategically located distribution terminals, many of which have access to relatively inexpensive water transportation. Additionally, we use rail cars and trucks as demand dictates. Therefore, we can deliver our product to meet the changing demands of the markets we serve.

     Enhance Capital Structure and Increase Earnings Per Share. We are committed to maintaining a strong balance sheet and to increasing earnings per share for our stockholders. From April 1994 to September 30, 1998, we have:

        - generated $360.0 million of cash from operations;

        - repurchased 2.9 million shares of our common stock and 44,000 warrants for a total of $132.0 million;

        - repaid $187.0 million of debt;

        - funded $178.0 million in new capital projects; and

        - sold non-core businesses for total proceeds of $65.0 million.

Additionally, we increased earnings per diluted share by 73% from $2.81 in 1995 to $4.87 in 1997.

INDUSTRY OVERVIEW

     Cement is an essential binding material used in making concrete, which is widely used in residential, commercial and industrial, and public works construction activities. In 1997, demand for portland cement was comprised of approximately 25% residential, 30% commercial and industrial and 45% public works. The cement industry is capital intensive and construction of new facilities must meet extensive and time consuming federal, state and local regulatory requirements. The competitive marketing radius of a typical cement plant for common types of cement is approximately 250 miles as a result of its low value to weight ratio. However, relatively inexpensive water transportation can increase these distances considerably. A company's competitive position in a given market depends largely on the location and operating costs of its plants and associated distribution terminals, as well as the price in that market. No single cement company in the U.S. currently has a production and distribution system extensive enough to serve all domestic markets.

     Demand for cement is dependent on levels of construction in a given region or market. Current demand for cement in our markets is in excess of current cement production capacity with the shortfall being filled by imports and cement from other domestic markets. We believe that the cement industry could be positively affected by a continuation of the current low interest rate environment, increased government spending on infrastructure, such as the Transportation Equity Act for the 21st Century (TEA-21) which seeks to increase federal spending on transportation by approximately 40%, and the continued enforcement of U.S. anti-dumping laws that restrict dumping of cement in the U.S. market by foreign producers.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our Common Stock and warrants are listed on the New York Stock Exchange. The following table sets forth the high and low sales prices for the Common Stock and warrants in composite transactions as reported on the New York Stock Exchange as well as dividend information relating to the Common Stock.

                                                      COMMON STOCK(1)              WARRANTS(1)
                                                ----------------------------      -------------
                                                HIGH      LOW      DIVIDENDS      HIGH      LOW
                                                ----      ---      ---------      ----      ---
1996
  First Quarter..............................   $30 1/2   $24 1/4    $0.05        $14 3/8   $ 8 3/4
  Second Quarter.............................    37 1/4    29 1/4     0.05         20        13 1/4
  Third Quarter..............................    34        28 3/4     0.05         17 3/8    14
  Fourth Quarter.............................    38 1/2    31 7/8     0.05         21 3/8    16
1997
  First Quarter..............................   $45 1/4   $34 7/8    $0.05        $28 5/8   $18 1/4
  Second Quarter.............................    45 9/16   37 1/4     0.05         28        21
  Third Quarter..............................    54 1/4    45 1/4     0.05         36 1/2    28 1/2
  Fourth Quarter.............................    61 1/4    48 7/8     0.05         43 3/8    31 3/4
1998
  First Quarter..............................   $69 5/8   $51 1/4    $0.05        $51 1/8   $33 1/2
  Second Quarter.............................    84 7/8    66 1/2     0.05         66        48 1/4
  Third Quarter..............................    83 11/16  52 1/2     0.05         64 1/2    34 1/2
  Fourth Quarter (through November 19,
     1998)...................................    78 7/8    56         0.05(2)      60        38 1/8

---------------
(1) The numbers in the table do not reflect the Stock Split.

(2) Payable on December 15, 1998.

     On November 19, 1998, the last reported sale prices of the Common Stock and the warrants were $78 3/8 per share and $59 13/16 per warrant. As of November 16, 1998, we had approximately 2,082 holders of record of Common Stock and 2,980 holders of record of warrants.

     Our financing agreements contain certain restrictive covenants which, among other things, could have the effect of limiting the payment of dividends and the repurchase of Common Stock and warrants. At September 30, 1998, approximately $65.1 million was available for such payments under the most restrictive of such covenants. The declaration of dividends is within the discretion of our Board of Directors. We have paid quarterly dividends on our Common Stock for 14 consecutive quarters and we plan to continue to pay $0.05 per share quarterly cash dividends on our Common Stock. However, any payment of future dividends and the amounts thereof will depend upon the earnings, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.

     On November 19, 1998, we declared the Stock Split payable on December 28, 1998, to holders of Common Stock of record on December 14, 1998. The Common Stock will be quoted "ex-distribution" by the New York Stock Exchange for the Stock Split on December 29, 1998. The record date for our fourth quarter dividend is December 1, 1998. Since this date precedes the date of the Stock Split, our fourth quarter dividend will be paid only on pre-split Common Stock.

     Since our stock repurchase program began in late 1995, we have purchased an aggregate of 3.3 million shares of Common Stock and 44,000 warrants.

                                 CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 1998. None of the proceeds of this offering will be received by us. This table should be read in conjunction with our interim Consolidated Financial Statements including the related notes thereto, incorporated by reference herein.

                                                                      AT
                                                              SEPTEMBER 30, 1998
                                                              ------------------
                                                                (IN THOUSANDS)
Cash and cash equivalents (including cash equivalents of
  $112,935,000).............................................      $ 113,107
                                                                  =========
Long-term debt:
  Senior notes..............................................      $  50,000
                                                                  ---------
Shareholders' equity:
  Common stock, $1 par value (authorized -- 50,000,000
     shares; issued and outstanding -- 12,350,700 shares
     )......................................................         12,351
  Warrants to purchase common stock.........................         14,250
  Additional paid-in-capital................................        178,492
  Retained earnings.........................................        235,097
  Treasury stock, at cost...................................       (114,702)
                                                                  ---------
  Total shareholders' equity................................      $ 325,488
                                                                  ---------
Total capitalization........................................      $ 375,488
                                                                  =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data are derived from our Consolidated Financial Statements. The data should be read in conjunction with the Consolidated Financial Statements, related Notes and other financial information incorporated by reference herein:

                                                 FOR THE NINE MONTHS              FOR THE YEARS
                                                 ENDED SEPTEMBER 30,            ENDED DECEMBER 31,
                                                 --------------------    --------------------------------
                                                   1998        1997        1997        1996        1995
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)  --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA:
Net sales................................        $259,506    $277,229    $357,565    $367,673    $323,008
Net income...............................        $ 58,223    $ 48,167    $ 65,413    $ 54,160    $ 35,762
Basic earnings per share.................        $   5.49    $   4.40    $   5.98    $   4.80    $   2.98
Diluted earnings per share...............        $   4.30    $   3.61    $   4.87    $   4.09    $   2.81
Cash dividends per share.................        $   0.15    $   0.15    $   0.20    $   0.20    $   0.15

                                                                          DECEMBER 31,
                                               SEPTEMBER 30,    --------------------------------
                                                   1998           1997        1996        1995
                                               -------------    --------    --------    --------
BALANCE SHEET DATA (END OF PERIOD):
Total assets.................................    $586,653       $598,977    $562,151    $477,465
Long-term debt:
  Senior notes...............................    $ 50,000       $ 50,000    $ 50,000    $ 78,000
  Asset proceeds notes.......................          --             --          --    $  4,399
Common shareholders' equity..................    $325,488       $333,634    $264,282    $159,740
Shares outstanding (in thousands)............       9,950         10,726      10,713      11,477

                                       FOR THE NINE MONTHS              FOR THE YEARS
                                       ENDED SEPTEMBER 30,           ENDED DECEMBER 31,
                                       --------------------    -------------------------------
                                         1998        1997        1997        1996       1995
                                       --------    --------    --------    --------    -------
SELECTED STATISTICAL AND OPERATING
  DATA:
Gross profit as a percent of net
  sales(1)...........................      36.1%       31.2%       32.2%       29.1%      25.4%
SG&A as a percent of net sales.......       7.3%        7.9%        8.1%        7.8%       9.2%
EBITDA(2)............................  $105,660    $ 94,441    $125,912    $112,436    $86,100
Depreciation and depletion...........  $ 16,046    $ 18,326    $ 23,591    $ 24,060    $23,628
Capital expenditures.................  $ 39,977    $ 30,026    $ 41,977    $ 42,640    $36,576
Long-term debt as a percent of total
  capitalization (end of
  period)(3).........................      13.3%       13.6%       13.0%       15.9%      34.0%

---------------
(1) Gross profit includes net sales less cost of sales, including depreciation related to cost of sales.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. We have included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because such data are used by certain investors. EBITDA is not intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles). EBITDA is not necessarily comparable to similarly titled measures for other companies and does not necessarily represent amounts of funds available for management's discretionary use.

(3) Total capitalization includes long-term debt and shareholders' equity.

                              SELLING STOCKHOLDERS

     The following table presents certain information regarding the securities held by Metropolitan Life Insurance Company and Metropolitan Insurance and Annuity Company (the "Selling Stockholders") as of October 31, 1998. This information was furnished to us by the Selling Stockholders and has not been verified.

                                  SHARES BENEFICIALLY OWNED                     SHARES BENEFICIALLY OWNED
                                     PRIOR TO OFFERING(1)                           AFTER OFFERING(1)
                                  --------------------------                    --------------------------
                                                 PERCENT OF                                    PERCENT OF
                                                OUTSTANDING     SHARES BEING                  OUTSTANDING
                                    SHARES         SHARES         OFFERED         SHARES       SHARES(2)
                                  ----------    ------------    ------------    ----------    ------------
COMMON STOCK
  Metropolitan Life Insurance
     Company(3).................  2,365,708(4)      22.6%        1,200,000      1,030,708(5)       9.8%
  Metropolitan Insurance and
     Annuity Company............    367,930          3.8           300,000         67,930          0.7
                                  ---------                     ------------    ---------
          Total.................  2,733,638         26.1         1,500,000      1,098,638         10.5
                                  ---------                     ------------    ---------
                                  ---------                     ------------    ---------

---------------
(1) Beneficial ownership has been determined based upon 9,581,407 shares of Common Stock outstanding on October 31, 1998. In addition, in accordance with the rules of the SEC shares of Common Stock subject to options or warrants exercisable within 60 days of October 31, 1998 are deemed outstanding for computing the percentage beneficially owned by the person or group holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person. Except as noted, each stockholder has sole voting power and sole investment power with respect to all shares beneficially owned by such stockholder.

(2) Assumes there is no exercise of the over-allotment option which the Selling Stockholders have granted the U.S. underwriters with respect to 180,000 shares of Common Stock and to the international managers with respect to 45,000 shares of Common Stock.

(3) Robert G. Schwartz is one of our directors and is also a director of Metropolitan Life Insurance Company.

(4) Includes (i) 891,609 shares of Common Stock issuable upon the exercise of warrants, (ii) 800 shares of Common Stock acquired for the benefit of Metropolitan Life Insurance Company by an affiliated investment advisor who is registered under Section 203 of the Investment Advisers Act and follows an independent investment decision-making process and has sole voting and/or dispositive power over such securities and (iii) 200 shares of Common Stock owned by another subsidiary insurance company.

(5) Gives effect to our purchase from one of the Selling Stockholders of 135,000 of our warrants to purchase an equivalent number of shares of Common Stock and includes (i) 756,609 shares of Common Stock issuable upon the exercise of warrants, (ii) 800 shares of Common Stock acquired for the benefit of Metropolitan Life Insurance Company by an affiliated investment advisor who is registered under Section 203 of the Investment Advisers Act and follows an independent investment decision making process and has sole voting and/or dispositive power over such securities and (iii) 200 shares of Common Stock owned by another subsidiary insurance company.

     We and the Selling Stockholders are parties to a registration rights agreement pursuant to which this offering is being made. Pursuant to this agreement, we are required to pay expenses incident to the registration, offering and sale of the securities, other than underwriting commissions, and to indemnify the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. The Selling Stockholders have also executed lock-up agreements. See "Underwriting."

     Pursuant to an agreement between us and the Selling Stockholders, concurrently with the closing of this offering, we will purchase from one of the Selling Stockholders warrants to purchase 135,000 shares of Common Stock at a
price per warrant of $     , which is equal to the price per share of Common
Stock paid by the underwriters in this offering less the exercise price of the warrant.

     Metropolitan Life Insurance Company, along with one of its subsidiaries, provides various services in connection with the sponsorship and administration of our salaried and hourly employee 401(k) savings plans. In addition, Metropolitan Life Insurance Company and one of its affiliates hold our $50.0 million principal amount of 7.31% senior notes due 2007.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the purchase agreement among us, the Selling Stockholders and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Warburg Dillon Read LLC and Scott & Stringfellow, Inc. (collectively, the "U.S. Underwriters"), and concurrently with the sale of 300,000 shares of Common Stock to the International Managers (as defined below), the Selling Stockholders have agreed to sell to each of the U.S. Underwriters and each of the U.S. Underwriters has agreed to purchase from the Selling Stockholders the shares of Common Stock set forth opposite its name below.

                                                                 NUMBER
                     U.S. UNDERWRITERS                          OF SHARES
                     -----------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Credit Suisse First Boston Corporation......................
Warburg Dillon Read LLC.....................................
Scott & Stringfellow, Inc...................................
                                                                ---------
             Total..........................................    1,200,000
                                                                =========

     We and the Selling Stockholders have also entered into an international purchase agreement with certain managers outside the United States and Canada for whom Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Warburg Dillon Read and Scott & Stringfellow, Inc. are acting as managers (the "International Managers"). Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the sale of 1,200,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. purchase agreement, the Selling Stockholders have agreed to sell to the International Managers and the International Managers severally have agreed to purchase from the selling stockholders, an aggregate of 300,000 shares of Common Stock. The public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

     In the U.S. purchase agreement and the international purchase agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased. The closings with respect to the sale of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The U.S. Underwriters have advised the Selling Stockholders that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain
dealers at such price less a concession not in excess of $     per share. The
U.S. Underwriters may allow, and such dealers may reallow, a discount not in
excess of $          per share to certain other dealers. After the offering, the public offering price, concession and discount may be changed.

     Our Common Stock is traded on the New York Stock Exchange.

     The Selling Stockholders have granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 180,000 additional shares of Common Stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any. The Selling Stockholders have also granted an option to the International Managers, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 45,000 shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The following table shows the per share and total public offering price, underwriting discount to be paid by the Selling Stockholders to the U.S. Underwriters and the International Managers, and the proceeds before expenses to the Selling Stockholders. The amounts are shown assuming either no exercise or full exercise by the U.S. Underwriters and the International Managers of their over-allotment options.

                                                                           WITHOUT     WITH
                                                              PER SHARE    OPTION     OPTION
                                                              ---------    -------    ------
     Public Offering Price..................................      $           $         $
     Underwriting Discount..................................      $           $         $
     Proceeds, before expenses, to the Selling
       Stockholders.........................................      $           $         $

     We expect to incur expenses of approximately $300,000 in connection with this offering. These expenses are estimated to include printing costs of $125,000, legal fees of $75,000, accounting fees of $75,000, and miscellaneous expenses of $25,000.

     The shares of Common Stock are being offered by the several U.S. Underwriters and the International Managers, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel. The U.S. Underwriters and International Managers reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part.

     Until the distribution of the shares of Common Stock is completed, certain rules of the Securities and Exchange Commission may limit the ability of the U.S. Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the U.S. Underwriters create a short position in the Common Stock in connection with this offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this prospectus supplement), the U.S. Underwriters may reduce that short position by purchasing shares in the open market. The U.S. Underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we, the Selling Stockholders nor the U.S. Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither we, the Selling Stockholders nor the U.S. Underwriters make any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons and the U.S. Underwriters, and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-U.S. persons or to non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

     We and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the U.S. Underwriters or the International Managers may be required to make because of those liabilities.

     We, certain of our officers, directors and the Selling Stockholders have agreed for a period of 90 days from the date of this prospectus supplement not to, without the prior and written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell or otherwise dispose of any shares of Common Stock or any other security convertible into or exercisable (including, without limitation, warrants) for shares of Common Stock (except pursuant to our stock option or dividend reinvestment plans and certain other agreements), provided, however, that the Selling Stockholders have reserved the right to sell during such 90 day period, up to 6,000 shares of the Common Stock owned by the Selling Stockholders immediately after the date of this offering. See "Selling Stockholders."

The U.S. Underwriters and/or their affiliates, from time to time, have performed and may in the future be engaged to perform investment banking and financial advisory services for us. In connection with rendering such services in the past, the U.S. Underwriters and their affiliates have received customary compensation, including reimbursement of related expenses.

                                 LEGAL MATTERS

     We have been separately advised by Proskauer Rose LLP, New York, New York, as to matters between us and the Selling Stockholders relating to this offering. Certain legal matters in connection with this offering will be passed upon for the U.S. Underwriters and the International Managers by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Rogers & Wells LLP has acted as counsel to the Selling Stockholders in connection with this offering and also acts and may hereafter act as counsel to the Selling Stockholders and their respective affiliates.

                                    EXPERTS

     Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference in the Prospectus have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,500,000 SHARES

                                [LONE STAR LOGO]

                                  COMMON STOCK

               --------------------------------------------------

                             PROSPECTUS SUPPLEMENT
               --------------------------------------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                            WARBURG DILLON READ LLC
                           SCOTT & STRINGFELLOW, INC.

                                            , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO THE PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 20, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 2, 1995)

                                1,500,000 SHARES

                                [LONE STAR LOGO]
                                  COMMON STOCK
                            ------------------------

     We are a cement and ready-mixed concrete company. All of the shares of common stock offered hereby are being offered by certain of our stockholders. The international managers will offer 300,000 shares outside the United States and Canada and the U.S. underwriters will offer 1,200,000 shares in the United States and Canada. We will not receive any of the proceeds from the sale of the common stock by our stockholders. Concurrently with the closing of the offering, we will purchase from one of the selling stockholders 135,000 of our warrants to purchase an equivalent number of shares of common stock at a price per warrant
of $     .

     Our common stock is listed on the New York Stock Exchange under the symbol "LCE." The last reported sale price for the common stock on November 19, 1998 was $78 3/8 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                                                                  PER SHARE             TOTAL
                                                                  ---------             -----
     Public Offering Price..................................          $                   $

     Underwriting Discount..................................          $                   $

     Proceeds, before expenses, to the selling
      stockholders..........................................          $                   $

     The international managers may also purchase from the selling stockholders up to an additional 45,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. The U.S. underwriters may similarly purchase up to an aggregate of 180,000 additional shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the shares of common stock will be ready for delivery in New
York, New York on or about             , 1998.
                            ------------------------

MERRILL LYNCH INTERNATIONAL
                 CREDIT SUISSE FIRST BOSTON
                                  WARBURG DILLON READ
                                               SCOTT & STRINGFELLOW, INC.
                            ------------------------

            The date of this prospectus supplement is        , 1998.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the purchase agreement among us, the Selling Stockholders and Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Warburg Dillon Read and Scott & Stringfellow, Inc. (collectively, the "International Managers"), and concurrently with the sale of 1,200,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Selling Stockholders have agreed to sell to each of the International Managers and each of the International Managers has agreed to purchase from the Selling Stockholders the shares of Common Stock set forth opposite its name below.

                                                               NUMBER
INTERNATIONAL MANAGERS                                        OF SHARES
------------------------------------------------------------  ---------
Merrill Lynch International.................................
Credit Suisse First Boston (Europe) Limited.................
Warburg Dillon Read.........................................
Scott & Stringfellow, Inc...................................
                                                               -------
             Total..........................................   300,000
                                                               =======

     We and the Selling Stockholders have also entered into a U.S. purchase agreement with certain underwriters in the United States and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Warburg Dillon Read LLC and Scott & Stringfellow, Inc., are acting as underwriters (the "U.S. Underwriters"). Subject to the terms and conditions set forth in the U.S. purchase agreement, and concurrently with the sale of 300,000 shares of Common Stock to the International Managers pursuant to the international purchase agreement, the Selling Stockholders have agreed to sell to the U.S. Underwriters and the U.S. Underwriters severally have agreed to purchase from the Selling Stockholders an aggregate of 1,200,000 shares of Common Stock. The public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

     In the international purchase agreement and the U.S. purchase agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased. The closings with respect to the sale of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers have advised the Selling Stockholders that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain
dealers at such price less a concession not in excess of $     per share. The
International Managers may allow, and such dealers may reallow, a discount not
in excess of $          per share to certain other dealers. After the offering,
the public offering price, concession and discount may be changed.

     Our Common Stock is traded on the New York Stock Exchange.

     The Selling Stockholders have granted an option to the International Managers, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 45,000 additional shares of Common Stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any. The Selling Stockholders have also granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to an aggregate of 180,000 shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The following table shows the per share and total public offering price, underwriting discount to be paid by the Selling Stockholders to the International Managers and the U.S. Underwriters, and the proceeds before expenses to the Selling Stockholders. The amounts are shown assuming either no exercise or full exercise by the International Managers and the U.S. Underwriters of their over-allotment option.

                                                                           WITHOUT     WITH
                                                              PER SHARE    OPTION     OPTION
                                                              ---------    -------    ------
     Public Offering Price..................................      $           $         $
     Underwriting Discount..................................      $           $         $
     Proceeds, before expenses, to the Selling
       Stockholders.........................................      $           $         $

     We expect to incur expenses of approximately $300,000 in connection with this offering. These expenses are estimated to include printing costs of $125,000, legal fees of $75,000, accounting fees of $75,000, and miscellaneous expenses of $25,000.

     The shares of Common Stock are being offered by the several International Managers and U.S. Underwriters, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel. The International Managers and the U.S. Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part.

     Until the distribution of the shares of Common Stock is completed, certain rules of the Securities and Exchange Commission may limit the ability of the International Managers to bid for and purchase shares of Common Stock. As an exception to these rules, the International Managers are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the International Managers create a short position in the Common Stock in connection with this offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this prospectus supplement), the International Managers may reduce that short position by purchasing shares in the open market. The International Managers may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we, the Selling Stockholders nor the International Managers make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither we, the Selling Stockholders nor the International Managers make any representation that the International Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons and the International Managers, and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

     Each International Manager has agreed that (i) it has not offered or sold and will not for a period of six months after the date of this offering, offer or sell in the United Kingdom by means of any document, any of the shares of Common Stock offered by this prospectus supplement, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public under the Public Offers of Securities Regulations 1995, (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, as amended, or is a person to whom a document may otherwise be lawfully delivered or passed on.

     We and the Selling Stockholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the International Managers or the U.S. Underwriters may be required to make because of those liabilities.

     We, certain of our officers, directors and the Selling Stockholders have agreed for a period of 90 days from the date of this prospectus supplement not to, without the prior and written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell or otherwise dispose of any shares of Common Stock or any other security convertible into or exercisable (including, without limitation, warrants) for shares of Common Stock (except pursuant to our stock option or dividend reinvestment plans and certain other agreements), provided, however, that the Selling Stockholders have reserved the right to sell during such 90 day period, up to 6,000 shares of the Common Stock owned by the Selling Stockholders immediately after the date of this offering. See "Selling Stockholders."

     The International Managers and/or their affiliates, have from time to time and may in the future be engaged to perform investment banking and financial advisory services for us. In connection with rendering such services in the past, the International Managers and their affiliates have received customary compensation, including reimbursement of related expenses.

                                 LEGAL MATTERS

     We have been separately advised by Proskauer Rose LLP, New York, New York, as to matters between us and the Selling Stockholders relating to this offering. Certain legal matters in connection with this offering will be passed upon for the U.S. Underwriters and the International Managers by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Rogers & Wells LLP has acted as counsel to the Selling Stockholders in connection with this offering and also acts and may hereafter act as counsel to the Selling Stockholders and their respective affiliates.

                                    EXPERTS

     Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference in the Prospectus have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,500,000 SHARES

                                [LONE STAR LOGO]

                                  COMMON STOCK

               --------------------------------------------------

                             PROSPECTUS SUPPLEMENT
               --------------------------------------------------

                          MERRILL LYNCH INTERNATIONAL
                           CREDIT SUISSE FIRST BOSTON
                              WARBURG DILLON READ
                           SCOTT & STRINGFELLOW, INC.

                                            , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------